As filed with the Securities and Exchange Commission on January 21, 2025

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock Innovation and Growth Term Trust

(Name of Subject Company (Issuer))

BlackRock Innovation and Growth Term Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09260Q108

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Innovation and Growth Term Trust

50 Hudson Yards

New York, New York 10001

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Contact:

1-800-882-0052

BlackRock Announces Board Approval of New Tender Offers for BlackRock Innovation and Growth Term Trust (BIGZ) and BlackRock Health Sciences Term Trust (BMEZ)

New York, January 21, 2025 – BlackRock Advisors, LLC (“BlackRock”) announced today that the Board of Trustees of BlackRock Innovation and Growth Term Trust (NYSE: BIGZ) has approved a tender offer to repurchase 50% of BIGZ’s outstanding shares, and that the Board of Trustees of BlackRock Health Sciences Term Trust (NYSE: BMEZ) has approved a tender offer to repurchase 40% of BMEZ’s outstanding shares, in each case at a price per share equal to 99.5% of the applicable Fund’s net asset value per common share determined following the expiration of the tender offer (each, a “Tender Offer,” and each of BIGZ and BMEZ, a “Fund” and together, the “Funds”).

Each Tender Offer is being proposed pursuant to an agreement among the applicable Fund, BlackRock and Saba Capital Management, L.P. (“Saba”) (each, an “Agreement”) that will expire after each Fund’s 2027 proxy season. During the three-year effective period of each Agreement, Saba has agreed to (1) be bound by the terms of the Agreement, including certain customary standstill covenants, (2) withdraw the shareholder proposal previously submitted for consideration at the Fund’s 2025 annual meeting of shareholders, and (3) vote the Fund shares held by Saba on proposals submitted to shareholders in accordance with the recommendation of the Fund’s Board.

In connection with the approval of the applicable Tender Offer, each Board has approved (i) the cancellation of the applicable Fund’s tender offer for the quarterly measurement period ended December 31, 2024, which was announced on January 2, 2025, and (ii) the termination of the applicable Fund’s previously announced discount management program, effective immediately.

IMPORTANT NOTICE

This press release is for informational purposes only and shall not constitute an offer or a solicitation to buy any common shares. Any offer to purchase Fund common shares will be made pursuant to an offer on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS, INCLUDING THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY ARE FILED AND BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) at the website maintained by the SEC at www.sec.gov or by directing such requests to the applicable Fund.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate

Availability of Fund Updates

BlackRock will update performance and certain other data for the Funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or a Fund’s net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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